SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 20, 2015

Charter Communications, Inc.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

001-33664	43-1857213
(Commission File Number)	(I.R.S. Employer Identification Number)

400 Atlantic Street

Stamford, Connecticut 06901

(Address of principal executive offices including zip code)

(203) 905-7801

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

Issuance of 5.750% Senior Notes due 2026

On November 20, 2015 (the “Closing Date”), CCOH Safari, LLC (the “Escrow Issuer”), an indirect subsidiary of Charter Communications, Inc. (“Charter” or the “Company”), issued $2.5 billion aggregate principal amount of 5.750% Senior Notes due 2026 (the “Notes”). The Notes were sold to qualified institutional buyers in reliance on Rule 144A and outside the United States to non-U.S. persons in reliance on Regulation S. The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The offering and sale of the Notes resulted in net proceeds of approximately $2.5 billion. The net proceeds of this issuance, together with the proceeds of the July 23, 2015 issuance by CCO Safari II, LLC of $15.5 billion in aggregate principal amount of senior secured notes, the August 24, 2015 borrowings by Charter Communications Operating, LLC (“Charter Operating”) of a Term H loan in the aggregate principal amount of $1.0 billion and a Term I loan in the aggregate principal amount of $2.8 billion, additional senior secured bank loans expected to be incurred by Charter Operating (including the committed incremental Term A loan in an aggregate principal amount of up to $2.0 billion), additional borrowings under the Charter Operating revolving credit facility and additional debt, if needed, to be incurred by subsidiaries of the Company will be used to fund the cash portion of the purchase price for the previously announced transaction with Time Warner Cable Inc. (the “Time Warner Cable Transaction”) and the previously announced acquisition of Bright House Networks, LLC (the “Bright House Transaction” and, together with the Time Warner Cable Transaction, the “Transactions”), to pay related fees and expenses and for general corporate purposes.

As described in more detail below, the gross proceeds of the offering and sale of the Notes are being held in escrow. The release of the proceeds to the Company (the “Escrow Release”) is subject to the satisfaction of certain conditions, including the closing of the Time Warner Cable Transaction. Substantially concurrently with the Escrow Release, the Notes will become obligations of the Company’s subsidiaries, CCO Holdings, LLC (“CCO Holdings”) and CCO Holdings Capital Corp. (together with CCO Holdings, the “Issuers”) and the Escrow Issuer will merge into CCO Holdings.

In connection therewith, the Escrow Issuer and the Issuers entered into the following agreements:

Indentures

On the Closing Date, the Escrow Issuer and the Issuers entered into a base indenture (the “Base Indenture”) with The Bank of New York Mellon Trust Company, N. A., as trustee (the “Trustee”), providing for the issuance of senior secured notes generally. The Base Indenture is supplemented by the First Supplemental Indenture, dated as of the Closing Date, between the Escrow Issuer and the Trustee, providing for the issuance and terms of the Notes (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). The Indenture provides, among other things, that the Notes are initial obligations of the Escrow Issuer, backed by a first-priority security interest in the proceeds of the Notes and other amounts held in escrow pursuant to the Escrow Agreement described below. Interest is payable on the Notes on each February 15 and August 15, commencing February 15, 2016. From and after the Escrow Release, at any time prior to February 15, 2021, the Issuers may redeem some or all of the outstanding Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest and special interest, if any, on such Notes to the redemption date, plus an applicable make-whole premium. On or after February 15, 2021, the Issuers may redeem some or all of the Notes at the applicable redemption price set forth in the Supplemental Indenture. In addition, at any time from and after the Escrow Release until February 15, 2019, the Issuers may redeem up to 40% of the aggregate principal amount of the Notes using net proceeds from certain equity offerings, at a redemption price equal to 105.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date. If the Escrow Release occurs, the Notes will be general unsecured obligations of the Issuers.

The terms of the Indenture, among other things, limit the ability of the Issuers to incur additional debt and issue preferred stock; pay dividends or make other restricted payments; make certain investments; grant liens; allow restrictions on the ability of certain of its subsidiaries to pay dividends or make other payments; sell assets; merge or consolidate with other entities; and enter into transactions with affiliates.

The Indenture provides for customary events of default which include (subject in certain cases to customary grace and cure periods), among others, nonpayment of principal or interest; breach of other covenants or agreements in the Indenture; failure to pay certain other indebtedness; failure to pay certain final judgments; and certain events of bankruptcy or insolvency. Generally, if an event of default occurs, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes of such series to be due and payable immediately.

Registration Rights Agreement

In connection with the sale of the Notes, the Escrow Issuer entered into an Exchange and Registration Rights Agreement with respect to the Notes, dated November 20, 2015 (the “Registration Rights Agreement”), with Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Deutsche Bank Securities Inc., as representatives of the several Purchasers (as defined in the Registration Rights Agreement). Under the Registration Rights Agreement, the Escrow Issuer has agreed to file a registration statement with respect to an offer to exchange the Notes for a new issue of substantially identical notes registered under the Securities Act, to cause the exchange offer registration statement to be declared effective and to consummate the exchange offer no later than 365 days after the Escrow Release. The Escrow Issuer may be required to provide a shelf registration statement to cover resales of one or more series of Notes under certain circumstances. If the foregoing obligations are not satisfied, the Escrow Issuer may be required to pay holders of the Notes additional interest at a rate of 0.25% per annum of the principal amount thereof for 90 days immediately following the occurrence of any registration default. Thereafter, the amount of additional interest will increase by an additional 0.25% per annum of the principal amount thereof to 0.50% per annum of the principal amount thereof until all registration defaults have been cured.

Escrow Agreement

In connection with the issuance and sale of the Notes, the Escrow Issuer, U.S. Bank National Association, as escrow agent (the “Escrow Agent”), and the Trustee entered into an escrow agreement dated November 20, 2015 (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Escrow Issuer deposited into an escrow account the gross proceeds from the offering of the Notes together with an amount sufficient to pay accrued and unpaid interest from the issue date of the Notes to, but excluding, February 15, 2016. No later than February 8, 2016, the Escrow Issuer will be required to deposit an additional amount that, together with the amount of escrowed property on deposit in the escrow account on such date, will be sufficient to pay accrued and unpaid interest on the Notes to, but excluding, August 15, 2016, and no later than August 8, 2016, the Escrow Issuer will be required to deposit in the escrow account an additional amount sufficient to pay accrued and unpaid interest on the Notes to, but excluding, the latest possible date for a special mandatory redemption. Prior to the Escrow Release, the Notes will be secured by a first-priority security interest in the escrow accounts and all deposits and investment property therein to the Trustee for the benefit of the holders of the Notes. The Escrow Release will be subject to the satisfaction of certain conditions, including the closing of the Time Warner Cable Transaction.

Copies of the Base Indenture, the Supplemental Indenture, the forms of the Notes, the Registration Rights Agreement and the Escrow Agreement are filed herewith as Exhibits 4.1, 4.2, 4.3, 10.1 and 10.2, respectively, and are each incorporated herein by reference. The foregoing descriptions of the Indenture, the Notes, the Registration Rights Agreement and the Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of those documents.

ITEM 2.03. CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT.

The information under “Indentures” in Item 1.01 above is incorporated herein by reference.

ITEM 8.01. OTHER EVENTS.

On November 20, 2015, the Company completed the issuance and sale of the Notes and issued a press release announcing the closing. The press release announcing the closing of the sale of the Notes is attached as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit Number	Description

4.1	Indenture, dated as of November 20, 2015, among CCO Holdings, LLC, CCO Holdings Capital Corp. and CCOH Safari, LLC, as issuers, and The Bank of New York Mellon Trust Company, N.A., as trustee.

4.2	First Supplemental Indenture, dated as of November 20, 2015, between CCOH Safari, LLC, as escrow issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee.

4.3	Form of 5.750% Senior Notes due 2026 (included in Exhibit 4.2).

10.1	Exchange and Registration Rights Agreement, dated November 20, 2015 relating to the 5.750% Senior Notes due 2026, between CCOH Safari, LLC and Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Deutsche Bank Securities Inc., as representatives of the several Purchasers (as defined therein).

10.2	Escrow Agreement, dated as of November 20, 2015, among U.S. Bank National Association, as escrow agent, The Bank of New York Mellon Trust Company, N.A., as trustee, and CCOH Safari, LLC, as escrow issuer.

99.1	Press release dated November 20, 2015 announcing the closing of the sale of the Notes.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable”) and Charter, Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This Current Report is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter’s and Time Warner Cable’s respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://www.charter.com, in the “Investor & News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in Charter’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and Time Warner Cable’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in our filings with the SEC. Many of the forward-looking statements contained in this communication may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “continue,” “ongoing,” “upside,” “increases” and “potential,” among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in our Annual Report on Form 10-K and other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

Risks Related to the Transactions

•	delays in the completion of the Transactions;

•	the risk that a condition to completion of the Transactions may not be satisfied;

•	the risk that a regulatory or other approval that may be required for the Transactions is delayed, is not obtained or is obtained subject to conditions that are not anticipated;

•	New Charter’s ability to achieve the synergies and value creation contemplated by the Time Warner Cable Transaction and/or the Bright House Transaction;

•	New Charter’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations;

•	managing a significantly larger company than before the completion of the Transactions;

•	diversion of management time on issues related to the Transactions;

•	changes in Charter’s, Time Warner Cable’s or Bright House Networks, LLC’s (“Bright House’s”) businesses, future cash requirements, capital requirements, results of operations, revenues, financial condition and/or cash flows;

•	disruption in the existing business relationships of Charter, Time Warner Cable and Bright House as a result of the Time Warner Cable Transaction and/or the Bright House Transaction;

•	the increase in indebtedness as a result of the Transactions, which will increase interest expense and may decrease Charter’s operating flexibility;

•	changes in transaction costs, the amount of fees paid to financial advisors, potential termination fees and the potential payments to Time Warner Cable’s and Bright House’s executive officers in connection with the Transactions;

•	operating costs and business disruption that may be greater than expected;

•	the ability to retain and hire key personnel and maintain relationships with providers or other business partners pending completion of the Transactions; and

•	the impact of competition.

Risks Related to Our Business

•	our ability to sustain and grow revenues and cash flow from operations by offering video, Internet, voice, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in our markets and to maintain and grow our customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures;

•	the impact of competition from other market participants, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers, digital subscriber line (“DSL”) providers, video provided over the Internet and providers of advertising over the Internet;

•	general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector;

•	our ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents);

•	the development and deployment of new products and technologies including our cloud-based user interface, Spectrum Guide®, and downloadable security for set-top boxes;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	any events that disrupt our networks, information systems or properties and impair operating activities and negatively impact our reputation;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; and

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no duty or obligation to update any of the forward-looking statements after the date of this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC., Registrant

By:	/s/ Kevin D. Howard
Kevin D. Howard Senior Vice President – Finance, Controller and Chief Accounting Officer

Date: November 24, 2015

EXHIBIT INDEX

Exhibit Number	Description

4.1	Indenture, dated as of November 20, 2015, among CCO Holdings, LLC, CCO Holdings Capital Corp. and CCOH Safari, LLC, as issuers, and The Bank of New York Mellon Trust Company, N.A., as trustee.

4.2	First Supplemental Indenture, dated as of November 20, 2015, between CCOH Safari, LLC, as escrow issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee.

4.3	Form of 5.750% Senior Notes due 2026 (included in Exhibit 4.2).

10.1	Exchange and Registration Rights Agreement, dated November 20, 2015 relating to the 5.750% Senior Notes due 2026, between CCOH Safari, LLC and Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Deutsche Bank Securities Inc., as representatives of the several Purchasers (as defined therein).

10.2	Escrow Agreement, dated as of November 20, 2015, among U.S. Bank National Association, as escrow agent, The Bank of New York Mellon Trust Company, N.A., as trustee, and CCOH Safari, LLC, as escrow issuer.

99.1	Press release dated November 20, 2015 announcing the closing of the sale of the Notes.